SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(A)

                           (Amendment No. _________)*


                                  MOD-PAC CORP.
                                ----------------
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                     --------------------------------------
                         (Title of Class of Securities)


                                    607495108
                                 --------------
                                 (CUSIP Number)


                              Osmium Partners, LLC
                          388 Market Street, Suite 920
                             San Francisco, CA 94111
                            Attention: John H. Lewis
                            Telephone: (415) 362-4485

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 AUGUST 14, 2006
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

                               Page 1 of 14 pages

CUSIP No.:  607495108
--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     John H. Lewis
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
NUMBER OF                        7        SOLE VOTING POWER            0
SHARES                           -----------------------------------------------
BENEFICIALLY                     8        SHARED VOTING POWER       -  336,259
OWNED BY                         -----------------------------------------------
EACH                             9        SOLE DISPOSITIVE POWER       0
REPORTING                        -----------------------------------------------
PERSON WITH                      10       SHARED DISPOSITIVE POWER  -  336,259
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     336,259
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     12.3%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------

                               Page 2 of 14 pages

CUSIP No.:  607495108
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Osmium Partners, LLC
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
NUMBER OF                        7        SOLE VOTING POWER            0
SHARES                           -----------------------------------------------
BENEFICIALLY                     8        SHARED VOTING POWER       -  336,259
OWNED BY                         -----------------------------------------------
EACH                             9        SOLE DISPOSITIVE POWER       0
REPORTING                        -----------------------------------------------
PERSON WITH                      10       SHARED DISPOSITIVE POWER  -  336,259
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     336,259
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     12.3%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     OO
--------------------------------------------------------------------------------

                               Page 3 of 14 pages

CUSIP No.:  607495108
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Osmium Capital, LP
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
NUMBER OF                        7        SOLE VOTING POWER            0
SHARES                           -----------------------------------------------
BENEFICIALLY                     8        SHARED VOTING POWER       -  244,618
OWNED BY                         -----------------------------------------------
EACH                             9        SOLE DISPOSITIVE POWER       0
REPORTING                        -----------------------------------------------
PERSON WITH                      10       SHARED DISPOSITIVE POWER  -  244,618
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     244,618
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     PN
--------------------------------------------------------------------------------

                               Page 4 of 14 pages

CUSIP No.:  607495108
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Osmium Capital II, LP
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
NUMBER OF                        7        SOLE VOTING POWER            0
SHARES                           -----------------------------------------------
BENEFICIALLY                     8        SHARED VOTING POWER       -  79,868
OWNED BY                         -----------------------------------------------
EACH                             9        SOLE DISPOSITIVE POWER       0
REPORTING                        -----------------------------------------------
PERSON WITH                      10       SHARED DISPOSITIVE POWER  -  79,868
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     79,868
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     2.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     PN
--------------------------------------------------------------------------------

                               Page 5 of 14 pages

CUSIP No.:  607495108
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Osmium Spartan, LP
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
NUMBER OF                        7        SOLE VOTING POWER            0
SHARES                           -----------------------------------------------
BENEFICIALLY                     8        SHARED VOTING POWER       -  9,600
OWNED BY                         -----------------------------------------------
EACH                             9        SOLE DISPOSITIVE POWER       0
REPORTING                        -----------------------------------------------
PERSON WITH                      10       SHARED DISPOSITIVE POWER  -  9,600
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     9,600
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.4%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     PN
--------------------------------------------------------------------------------

                               Page 6 of 14 pages

ITEM 1.  Security and Issuer.

         The class of equity securities to which this Statement on Schedule 13D (this "Statement") relates is the common stock, par value $0.01 per share (the "Common Stock"), of Mod-Pac Corp. (the "Issuer"), with its principal executive offices located at 1801 Elmwood Avenue, Buffalo, New York 14207.

ITEM 2.  Identity and Background.

         (a)-(c) and (f) The names of the persons filing this statement on
Schedule 13D (the "Reporting Persons") are:

         -Osmium Capital, LP, a Delaware limited partnership ("Fund I");

         -Osmium Capital II, LP, a Delaware limited partnership ("Fund II");

         -Osmium Spartan, LP, a Delaware limited partnership ("Fund III");

         -Osmium Partners, LLC, a Delaware limited liability company ("Osmium
          Partners"); and

         -John H. Lewis, a United States Citizen ("Lewis").

         Osmium Partners serves as the general partner of Fund I, Fund II and Fund III. Mr. Lewis is the managing member of Osmium Partners.

         Osmium Partners and Mr. Lewis may each be deemed to have voting and dispositive power with respect to the shares of Common Stock held by Fund I, Fund II and Fund III.

         The principal business of each of Fund I, Fund II and Fund III is that of a private investment vehicle engaged in investing and trading in a wide variety of securities and financial instruments for its own account.

         The principal business of Osmium Partners is providing investment management services and serving as the general partner of Fund I, Fund II and Fund III. Osmium Partners also manages other accounts on a discretionary basis (the "Accounts").

         Mr. Lewis' principal occupation is serving as the managing member of Osmium Partners.

         (d)-(e) During the last five years, none of the Reporting Persons have been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  Source and Amount of Funds or Other Consideration

         The source and amount of funds (including commissions) used by Fund I in making its purchase of the shares of Common Stock beneficially owned by it are set forth below:

         SOURCE OF FUNDS                             AMOUNT OF FUNDS
         Working Capital                             $2,283,565.58

                               Page 7 of 14 pages

         The source and amount of funds (including commissions) used by Fund II in making its purchase of the shares of Common Stock beneficially owned by it are set forth below:

         SOURCE OF FUNDS                             AMOUNT OF FUNDS
         Working Capital                             $955,607.83

         The source and amount of funds (including commissions) used by Fund III in making its purchase of the shares of Common Stock beneficially owned by it are set forth below:

         SOURCE OF FUNDS                             AMOUNT OF FUNDS
         Working Capital                             $98,754.24

         The source and amount of funds (including commissions) used by the Accounts in making its purchase of the shares of Common Stock beneficially owned by it are set forth below:

         SOURCE OF FUNDS                             AMOUNT OF FUNDS
         Working Capital                             $21,631.35

         One or more of the Reporting Persons may effect purchases of securities through margin accounts which may extend margin credit to the Reporting Persons as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and brokers' credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

ITEM 4.  Purpose of Transaction.

         Osmium Partners has sent a letter to the Board of Directors of the Issuer dated August 14, 2006, stating that it recommends that the Issuer engage in increased stock repurchases in order to maximize long-term shareholder value. A copy of the letter from Osmium Partners is attached hereto as Exhibit B. Osmium Partners may in the future meet with and/or send additional correspondence to the Issuer's management and Board of Directors.

         All of the shares of Common Stock reported herein as being beneficially owned by the Reporting Persons were acquired for investment purposes. Except as set forth herein, none of the Reporting Persons has any plans or proposals that related to or would result in any of the transactions described in subparagraphs
(a) through (j) of Item 4 of Schedule 13D.

         The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors.

ITEM 5.  Interest in Securities of the Issuer.

         (a)      The Reporting Persons beneficially own:

                  (i) Fund I beneficially owns 244,618 shares of Common Stock representing 8.9% of all of the outstanding shares of Common Stock.

                  (ii) Fund II beneficially owns 79,868 shares of Common Stock representing 2.9% of all of the outstanding shares of Common Stock.

                  (iii) Fund III beneficially owns 9,600 shares of Common Stock representing 0.4% of all of the outstanding shares of Common Stock.

                  (iv) The Accounts own 2,173 shares of Common Stock representing 0.1% of all of the outstanding shares of Common Stock.

                               Page 8 of 14 pages

                  (v) Osmium Partners, as the general partner of Fund I, Fund II and Fund III and as the investment manager of the Accounts, may be deemed to beneficially own the 336,259 shares of Common Stock held by them, representing 12.3% of all of the outstanding shares of Common Stock.

                  (vi) Mr. Lewis may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by Osmium Partners.

                  (vii) Collectively, the Reporting Persons beneficially own 336,259 shares of Common Stock representing 12.3% of all of the outstanding shares of Common Stock.

                  Each Reporting Person disclaims beneficial ownership with respect to any shares of Common Stock other than the shares owned directly and of record by such Reporting Person.

                  The percentages set forth in this response are based on the 2,733,761 shares of Common Stock outstanding as of May 3, 2006, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended April 1, 2006.

         (b) Osmium Partners, Fund I and Mr. Lewis have shared power to vote or direct the vote of and to dispose or direct the disposition of the 244,618 shares of Common Stock held by Fund I.

         Osmium Partners, Fund II and Mr. Lewis have shared power to vote or direct the vote of and to dispose or direct the disposition of the 79,868 shares of Common Stock held by Fund II.

         Osmium Partners, Fund III and Mr. Lewis have shared power to vote or direct the vote of and to dispose or direct the disposition of the 9,600 shares of Common Stock held by Fund III.

         Osmium Partners and Mr. Lewis have shared power to vote or direct the vote of and to dispose or direct the disposition of the 2,173 shares of Common Stock held by the Accounts.

         (c) Transactions in the Common Stock by the Reporting Persons effected in the last sixty (60) days, all on the open market, are described in
Schedule I hereto, which Schedule is hereby incorporated by reference.

         (d)      Not applicable.

         (e)      Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         Not applicable.

ITEM 7.  Material to be Filed as Exhibits.

         Exhibit A - Joint Filing Agreement

         Exhibit B - Letter to Board of Directors of Issuer

                               Page 9 of 14 pages

                                    SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this Statement is true, complete and correct.

Dated:  August 16, 2006

/s/ JOHN H. LEWIS
----------------------------------
John H. Lewis


Osmium Partners, LLC

By: /s/ JOHN H. LEWIS
    ------------------------------
    John H. Lewis, Managing Member


Osmium Capital, LP
By: Osmium Partners, LLC, its general partner

By: /s/ JOHN H. LEWIS
    ------------------------------
    John H. Lewis, Managing Member


Osmium Capital II, LP
By: Osmium Partners, LLC, its general partner

By: /s/ JOHN H. LEWIS
    ------------------------------
    John H. Lewis, Managing Member


Osmium Spartan, LP
By: Osmium Partners, LLC, its general partner

By: /s/ JOHN H. LEWIS
    ------------------------------
    John H. Lewis, Managing Member


                               Page 10 of 14 pages

                                    EXHIBIT A

                             JOINT FILING AGREEMENT

         The undersigned hereby agree that the statement on Schedule 13D with respect to the Common Stock, par value $0.01 per share, of Mod-Pac Corp. dated as of August 16, 2006 is, and any amendments thereto signed by each of the undersigned shall be, filed pursuant to and in accordance with the provisions of Rule 13(d)-1(k) under the Securities Exchange Act of 1934, as amended.

Dated:  August 16, 2006

/s/ JOHN H. LEWIS
----------------------------------
John H. Lewis


Osmium Partners, LLC

By: /s/ JOHN H. LEWIS
    ------------------------------
    John H. Lewis, Managing Member


Osmium Capital, LP
By:  Osmium Partners, LLC, its general partner

By: /s/ JOHN H. LEWIS
    ------------------------------
    John H. Lewis, Managing Member


Osmium Capital II, LP
By: Osmium Partners, LLC, its general partner

By: /s/ JOHN H. LEWIS
    ------------------------------
    John H. Lewis, Managing Member


Osmium Spartan, LP
By: Osmium Partners, LLC, its general partner

By: /s/ JOHN H. LEWIS
    ------------------------------
    John H. Lewis, Managing Member


                               Page 11 of 14 pages

                                    EXHIBIT B

[GRAPHIC OMITTED]
                                                            Osmium Partners, LLC
--------------------------------------------------------------------------------
          388 Market Street o Suite 920 o San Francisco, CA 94111 o 415.362.4485
--------------------------------------------------------------------------------

                                                                 August 14, 2006

Board of Directors
MOD-PAC Corporation
1801 Elmwood Avenue
Buffalo, New York 14207

Gentlemen:

Osmium Partners, LLC through its managed funds currently owns 336,259 shares of MOD-PAC Corporation's Class A common stock. We urge the board to significantly increase the repurchase authorization and aggressively buy back shares through open market purchases or a Dutch Tender. While we applaud the job management has done during the aftermath of the VistaPrint contract termination, we believe this transition in the Commercial Print side of the business has left the company trading at approximately half to two-thirds its private market value.

We firmly believe a 10% buy back and/or a Dutch auction is a highly effective method of maximizing long-term shareholder value. As you are acutely aware, MPAC has a limited Wall Street following, considerable operating leverage, and a significant market opportunity. To illustrate: if MPAC could achieve an annual revenue of $100mn, the leverage inherent from the 50% unused current capacity should allow MPAC to post EBITDA margins in excess of 20% as the company reaches full capacity. As you are well aware, Print Lizard's comparable offering VistaPrint has seen its revenue grow nine-fold in 5 years from 2002-2006. By reducing the outstanding shares to 3 million, the Company could generate $7-8 a share in EBITDA if $100mn in revenue were to be reached. If this were to occur, the stock could conceivably trade to $49-$56, assuming the same 7-8 multiple on which industry comparables currently trade. This does not include the additional cash that would be added to the balance sheet from operating cash flows over this time frame. Given this scenario we cannot think of a more appropriate situation to initiate a Dutch Tender or resume an aggressive share repurchase. Supporting factors for a large buy back include:

     o MPAC repurchased 18% of the outstanding shares in the open market over the last 2 years at $9.70 average cost (7% higher than current levels)

     o We estimate replacement value of the Company's assets is between $13-15 a share (40-65% premium to current prices.

     o Industry debt to total capital is 35% and MPAC has $500K in net cash in addition to $6mn in an untapped line of credit

     o MPAC should generate improved cash flows for the remainder of 2006 and significant cash flows in 2007

     o   We currently believe MPAC is operating at 50% of its total capacity

     o MPAC's business should require limited amounts of capital given the company has essentially prepaid years of capital expenditures spending $6.00 per share in capital expenditures between 2002-2005 to gear up for VistaPrint volumes

In closing, we strongly support another 10% or more reduction in shares through either a Dutch Tender or open market repurchases. We believe cash flow dynamics for the rest of 2006 are improving, the company's print on demand strategy is

                              Page 12 of 14 pages
gaining traction with customers, and the company is trading for a fraction of its private market value.

We hope you agree it is time to reward long-term shareholders of MOD-PAC given the last two years of significant transition that have resulted in a substantially undervalued business. MPAC has the balance sheet, assets, customers, and operating momentum to continue its buyback. Thank you for you attention regarding this matter.




Very Truly Yours,

/s/ JOHN LEWIS
---------------------------
John Lewis
Managing Partner

                              Page 13 of 14 pages

                                   SCHEDULE I

                            Schedule of Transactions

REPORTING PERSON                TRADE DATE           TYPE          QUANTITY       PRICE
---------------------           ----------           ----          --------       --------
Osmium Capital, LP              06/27/2006           Sell             7,050       $10.2500
Osmium Capital, LP              06/29/2006           Buy              2,100       $10.0393
Osmium Capital, LP              06/29/2006           Buy              5,250        $9.9999
Osmium Capital, LP              07/20/2006           Buy              1,050        $9.7711
Osmium Capital, LP              07/20/2006           Buy             48,750        $9.1500

Osmium Capital II, LP           06/27/2006           Sell             2,350       $10.2500
Osmium Capital II, LP           06/29/2006           Buy                700       $10.0393
Osmium Capital II, LP           06/29/2006           Buy              1,750        $9.9999
Osmium Capital II, LP           07/20/2006           Buy             16,250        $9.1500
Osmium Capital II, LP           07/20/2006           Buy                350        $9.7711
Osmium Capital II, LP           07/27/2006           Buy                300        $9.7500

Osmium Spartan, LP              06/27/2006           Buy              9,600       $10.2469

                              Page 14 of 14 pages